UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2006

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: November 1, 2006	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE

Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com
For immediate release
METHANEX SECURES FURTHER GAS SUPPLY FOR NEW ZEALAND PLANT
November 1, 2006
Methanex Corporation announced today that is has secured additional natural gas supply that will enable it to continue to operate its 530,000 tonne per year New Zealand plant until the end of March 2007. This plant is a flexible asset for Methanex, with operations dependant upon methanol industry supply and demand and the availability of natural gas on commercially acceptable terms.
John Floren, Methanex’s Senior Vice President, Global Marketing and Logistics, said, “The decision to extend the operation of our New Zealand plant through to the end of the first quarter of 2007 is driven by our view of methanol industry balances. As a result of numerous planned and unplanned supply outages over the last several months, global inventories of methanol are at extremely low levels. Operating our New Zealand plant will help to ensure continued reliable supply to our customers and will offset some of the current supply shortages in the industry.”
Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH.” Methanex can be visited online at www.methanex.com.
This news release contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements and Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, actions of competitors and suppliers, changes in laws or regulations in foreign jurisdictions, world-wide economic conditions and other risks described in our 2005 Management’s Discussion & Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.
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Inquiries:

Jason Chesko	Diana Barkley
Director, Investor Relations	Director, Public Affairs
Methanex Corporation	Methanex Corporation
604-661-2600	604-661-2600